Weil, Gotshal & Manges LLP

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February 16, 2021

VIA EDGAR TRANSMISSION

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Gores Holdings VIII, Inc.

Form S-1

Filed January 27, 2021

File No. 333-252483

Ladies and Gentlemen:

On behalf of our client, Gores Holdings VIII, Inc. a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 12, 2021, relating to the Registration Statement on Form S-1 of the Company (File No. 333- 252483) submitted with the Commission on January 27, 2021. We are concurrently filing via EDGAR amendment No.1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Risk Factors, page 69

1.

You disclose that the forum provision in the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Please also disclose whether this provision applies to actions arising under the Securities Act. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly.

Securities and Exchange Commission

February 16, 2021

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure in the first paragraph of the risk factor on pages 71-72 states that the forum provision in the warrant agreement applies to claims, including under the Securities Act. The Company has revised pages 72 and 166 of Amendment No. 1 to add additional disclosure regarding the uncertainty that a court would enforce the exclusive forum provision in the warrant agreement with respect to claims asserting a cause of action under the Securities Act. The Company has also revised Section 9.3 of the Warrant Agreement to clarify that the forum provision in the Warrant Agreement applies to claims brought under the Securities Act, but excludes claims brought under the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

2.	Tell us how your exclusive forum provision contained in your warrant agreement is consistent with your different exclusive forum provision that applies to derivative actions.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the two exclusive forum provisions are separate and distinct and serve two different purposes. The exclusive forum provision in the Company’s amended and restated certificate of incorporation (the “Charter”) applies with respect to actions involving the internal affairs doctrine, including derivative actions and claims against an officer or director of the Company for breach of his or her fiduciary duties. The exclusive forum provision in the warrant agreement requires a warrant holder seeking to bring a claim against the Company on behalf of itself relating to the warrants. Accordingly, any claims brought by a warrant holder against the Company relating to the warrant agreement would be governed by the exclusive forum provision in the warrant agreement. Conversely, if a stockholder brought claims against the Company’s officers and directors, the exclusive forum provision in the Charter would apply. It is the type of claim that controls which exclusive forum provision applies – not whether the subject matter of the claim involves the warrant agreement.

The Company has revised pages 72 and 166 of Amendment No. 1 and Section 9.3 of the Warrant Agreement to add additional disclosure to clarify that the exclusive forum provision in the Warrant Agreement does not apply to any of the types of actions that are required to brought in the Court of Chancery in the State of Delaware pursuant to the Company’s Charter of incorporation.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3.	Please have your independent accountant provide a signed report in an amended filing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s independent accountant has provided a signed report in Amendment No. 1.

*                *                 *                *                *

Please contact the undersigned at (212) 310-8849 if you have any questions or need further information.

Securities and Exchange Commission

February 16, 2021

Sincerely yours,

/s/ Heather Emmel
Heather Emmel

cc:	Alec Gores

Chairman

Gores Holdings VIII, Inc.

Claire deLabar, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Alexandra Barone, Staff Attorney

Larry Spirgel, Office Chief

Securities and Exchange Commission

Paul D. Tropp, Esq.

Christopher Capuzzi, Esq.

Ropes & Gray LLP